Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company: Covance Inc.
Commission File No.:  1-12213
Form S-4 File No.:  333-200614

The following communication was made available to employees of Covance and LabCorp:

To: LabCorp & Covance Employees
From: Steve Anderson & Jared Freedberg
Subject: LabCorp/Covance Weekly Integration Update
Date: 19 January 2015

Dear Colleagues,

As we approach the closing of the merger, the pace of integration efforts is picking up so we want to provide weekly updates on the progress we’re making to integrate LabCorp and Covance.

Communication will receive additional emphasis as we approach the closing and move forward with post-closing initiatives.  We’ve opened additional communication channels between the organizations.  Communications has been added to our Core Integration Team, led by Melissa Thompson, Director, Covance Corporate Communications and Bernie Clark, Sr. Director, LabCorp Marketing & Communications.  The Communications Team will provide timely news and information to all employees through this Weekly Integration Update and other channels such as intranet articles, videos and other postings.  In addition, new and archived information is available from the dedicated integration page on each company’s respective intranet; LabCorp employees can click here.

The LabCorp-Covance Steering Committee met at LabCorp’s headquarters in Burlington, N.C. in early January and began working through the critical policies, processes, and leadership structure that need to be addressed before we join forces on Day 1.  The Steering Committee will continue to meet regularly to provide oversight and guidance on key objectives and goals.

Functional Area and Business Unit Teams have been meeting directly as we continue the important and exciting process of getting to know each other and our respective companies better.  Last week, while virtual meetings continue on a daily basis, representatives from LabCorp’s Corporate Compliance Department were in Princeton and a contingent from Covance’s HR team spent several days in Burlington.

Covance’s stockholders’ meeting, where stockholders will vote on the merger, has been set for February 18th, and we anticipate that the transaction will close by Friday, February 20th.

The J.P. Morgan Healthcare Conference is one of the most important annual gatherings for healthcare industry innovation, financing and leadership.  Our companies’ CEOs, Joe Herring and Dave King, were on-hand to present investors, analysts, media and other industry leader with their views on how the combined company will leverage scientific innovation and improvements in service delivery to create an end-to-end partner of choice for global biopharma drug development and commercialization.  Click here to view the presentation.

Covance is hosting a two-day Core Integration Team meeting this week in Princeton, where the teams will continue work towards critical milestones to ensure that both organizations are prepared for Day 1 following closing.  It’s also a great opportunity for our LabCorp colleagues to see the Princeton campus and meet other members of the Covance team.

Stay tuned for next week’s update as integration activities continue.  In the meantime, if you have questions, Covance employees should send them to LTQ@covance.com and LabCorp employees should send them to Merger Questions@labcorp.com, and we’ll use these weekly updates to respond.

Sincerely,

Steve Anderson, PhD SVP and Global Head, Clinical Trials LabCorp	Jared Freedberg VP, Corporate Development Covance

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this communication are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.  This communication relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  In connection with the proposed transaction, LabCorp has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus.  Covance will deliver a definitive proxy statement/prospectus to Covance stockholders.  This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction.  Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.  Free copies of the registration statement, proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC.  You may obtain free copies of these documents as described in the preceding paragraph.